# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Potbelly Corp., CIK 0001195734
CUSIP: 73754Y100
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 19605 NE 8th Street, Camas, Washington (WA), 98607
Date of event which requires filing of this statement: 03/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001282683
Persons authorized to receive notices and communications: The D3 Family Fund, L.P., 19605 NE 8th Street, Camas, Washington (WA), 98607, (360) 604-8600

## Reporting persons
- D3 Family Fund, LP (CIK 0001282685): type of reporting person: partnership (PN); citizenship or place of organization: Washington (WA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 887,555; sole dispositive power 0; shared dispositive power 887,555; aggregate amount beneficially owned 887,555 (3% of the class)
- D3 Family Bulldog Fund, LP (CIK 0001365745): type of reporting person: partnership (PN); citizenship or place of organization: Washington (WA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,561,985; sole dispositive power 0; shared dispositive power 1,561,985; aggregate amount beneficially owned 1,561,985 (5.2% of the class)
- Benedict Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 425,555; sole dispositive power 0; shared dispositive power 425,555; aggregate amount beneficially owned 425,555 (1.4% of the class)
- Haredale Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); member of a group; source of funds: working capital (WC); sole voting power 105,469; shared voting power 0; sole dispositive power 0; shared dispositive power 105,469; aggregate amount beneficially owned 105,469 (0.3% of the class)
- Nierenberg Investment Management Company, Inc. (CIK 0001282683): type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,980,564; sole dispositive power 0; shared dispositive power 2,980,564; aggregate amount beneficially owned 2,980,564 (10% of the class)
- David Nierenberg (CIK 0001040899): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 101,998; shared voting power 2,985,304; sole dispositive power 101,998; shared dispositive power 2,985,304; aggregate amount beneficially owned 3,087,302 (10.3% of the class)
  Comment: Comment for 8, 10, and 11: See Note 1 to Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Potbelly Corp.
Address of issuer's principal executive offices: 19605 NE 8th Street, Camas, Washington (WA), 98607
Comment: The following constitutes Amendment No.3 to the Schedule 13D filed by the undersigned ("Amendment No.3"). This Amendment No.3 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $18,164,955. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following Language:
On March14, 2025, the Reporting Persons submitted a letter to the Board of Directors of the issuer (the "March 14 Letter"). The full text of the March 14 Letter is attached hereto as Exhibit 99.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,879,504 Shares outstanding as of February 23, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2025.

As of the close of business on the date hereof, the Family Fund individually beneficially owned 887,555 Shares, constituting approximately 3.0% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,561,985 Shares, constituting approximately 5.2% of all of the outstanding Shares.
As of the close of business on the date hereof, Benedict individually beneficially owned 425,555 Shares, constituting approximately 1.4% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 105,469 Shares, constituting 0.3% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund, Benedict and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 2,980,564 Shares beneficially owned in the aggregate by the Family Fund, the Bulldog Fund, Benedict and the Managed Account, constituting approximately 10.0% of all of the outstanding Shares.

Note 1: By virtue of his relationship with NIMCO discussed in further detail in Item 2, the Shares that he holds in his personal capacity and the 4,740 Shares held in an inherited IRA for each of the benefit of Mr. Nierenberg's spouse and Mr. Nirenberg's child (each, an "Inherited IRA", collectively the "Inherited IRAs"), Mr. Nierenberg may be deemed to be the beneficial owner of 3,087,302 Shares beneficially owned by NIMCO, those held in his personal capacity and those held in the Inherited IRAs, constituting approximately 10.3% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 3,087,302 Shares, constituting approximately 10.3% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 887,555 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,561,985 Shares held by the Bulldog Fund.
Benedict, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 425,555 Shares held by Benedict.
The Managed Account has shared power to vote or direct the vote of, and together with NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the 105,469 Shares held by the Managed Account.
Mr. Nierenberg does not believe that he has the power to (i) vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,740 Shares held by the Inherited IRAs, but has included the Shares held by the Inherited IRAs out of an abundance of caution.
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares.
Other persons with the right to receive dividends or sale proceeds: No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is hereby amended to add the following exhibit 99-1 Transactions in the Securities.

## Signatures
- D3 Family Fund, LP: Nierenberg Investment Management Company, Inc., /s/David Nierenberg, President (03/14/2025)
- D3 Family Fund, LP: Nierenberg Investment Management Company, Inc. its General Partner, David Nierenberg, President (03/14/2025)
- D3 Family Bulldog Fund, LP: /s/ David Nierenberg, D3 Family Bulldog Fund, LP (03/14/2025)
- Benedict Value Fund, L.P.: Nierenberg Investment Management Company, Inc., it's General Partner, /s/David Nierenberg, President (03/14/2025)
- Haredale Ltd.: /s/ David Nierenberg, David Nierenberg, President (03/14/2025)
- Nierenberg Investment Management Company, Inc.: /s/ David Nierenberg, David Nierenberg, President (03/14/2025)
- David Nierenberg: /s/ David Nierenberg, David Nierenberg, President (03/14/2025)